SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)

AMNUTRIA DAIRY INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03169B 106
(CUSIP Number)

Jeffrey A. Rinde, Esq.
Hodgson Russ LLP
1540 Broadway, 24th Floor
New York, NY 10036
(212) 751-4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2007
(Date Of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ࿶

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03169B 106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Yang Yong Shan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,883,329
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,883,329
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,883,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 52.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03169B 106	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to shares of common stock, $0.001 par value (the “Common Stock”), of Amnutria Dairy Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2275 Huntington Drive, #278, San Marino, California 91108.

Item 2. Identity and Background.

(a) This Statement is filed by Yang Yong Shan (the “Reporting Person”). By his signature on this Statement, the Reporting Person agrees that this Statement is filed on his behalf.

The Reporting Person is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the “Act”), on his own behalf and not on behalf of any other party. Information with respect to the Reporting Person is given solely by the Reporting Person.

(b)  The Reporting Person’s business address is c/o Amnutria Dairy Inc., 2275 Huntington Drive, #278, San Marino, California 91108.

(c)  The Reporting Person’s present principal occupation is as Chairman, Chief Executive Officer and President of the Issuer.

(d)  The Reporting Person has not within the last five years been convicted in a criminal proceeding.

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 9, 2007, the Issuer entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) with AIDH Acquisition, Inc., a newly formed, wholly-owned Nevada subsidiary of the Issuer (“Acquisition Sub”), Tryant LLC, the majority shareholder of the Issuer, and American International Holding Co., Inc., a privately-held Nevada corporation (“AIDH”). Upon consummation of the merger transaction contemplated under the Merger Agreement (the “Merger”), among other things: (a) Acquisition Sub merged with and into AIDH, and AIDH, as the surviving corporation, became a wholly-owned subsidiary of the Issuer, (b) each share of AIDH’s capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 1.020833 shares of the Issuer’s Common Stock, and (c) the officers and directors of the Issuer resigned, and, simultaneously therewith, new officers and directors were appointed. As a result of the foregoing, the Reporting Person received 13,889,329 shares of the Issuer’s Common Stock, and was appointed as Chairman, Chief Executive Officer and President of the Issuer.

CUSIP No. 03169B 106	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

For the past several years, the Issuer’s primary business operations have involved seeking the acquisition of assets, property or businesses that may be beneficial to the Issuer and its stockholders. The purpose of the Issuer’s issuance of shares of its Common Stock to the Reporting Person, was to complete the Merger described in Item 3 above.

The Reporting Person does not have any plans or proposals which would relate to or result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The only interests in the securities of the Issuer which the Reporting Person holds are the interests which have been described above in Items 3 and 4.

As of the date hereof, the Issuer has 26,546,712 shares of Common Stock issued and outstanding.

CUSIP No. 03169B 106	13D	Page 5 of 6 Pages

The Reporting Person (i) has sole voting power and sole dispositive power over 13,883,329 shares of Common Stock of the Issuer, and (ii) does not have shared voting power and dispositive power over any shares of Common Stock of the Issuer. As a result, the Reporting Person controls approximately 52.3% of the Issuer’s outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 03169B 106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2007	By:	/s/ Yang Yong Shan
(Date)		Yang Yong Shan